UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

FORTINET, INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-34511	77-0560389
(State or other jurisdiction of incorporation or organization )	(Commission File Number)	(I.R.S. Employer Identification No.)

909 Kifer Road, Sunnyvale, California		94086
(Address of Principal Executive Offices)		(Zip Code)

John Whittle

(408) 235-7700

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this Form is being submitted, and provide the period to which the information in this Form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2024

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

A copy of the Conflict Minerals Report of Fortinet, Inc. (“Fortinet”) for the reporting period January 1, 2024 to December 31, 2024 is filed as Exhibit 1.01 to this specialized disclosure report on Form SD and is also available at Fortinet’s website at https://investor.fortinet.com/sec-filings.

Item 1.02 Exhibit

Fortinet has filed, as an exhibit to this Form SD, a Conflict Minerals Report as required by Item 1.01 of this Form.

Item 3.01 Exhibits

Exhibit Number	Description of Document

1.01	Fortinet, Inc. Conflict Minerals Report for the reporting period January 1, 2024 to December 31, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

FORTINET, INC.

Dated: May 29, 2025	By:	/s/ John Whittle
	Name:	John Whittle
	Title:	Chief Operating Officer